Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement ("Agreement") is made and entered into as of October 24, 2023 ("Effective Date") by and between Integrated Media Technology Limited, an Australia corporation ("Company"), and Nextglass Solutions, Inc., a Delaware, USA corporation ("Purchaser").

WHEREAS, the Company desires to sell to the Purchaser, and the Purchaser desires to purchase from the Company, a convertible promissory note in the principal amount of US$15,000,000 ("Purchase Price") in the form attached hereto as Exhibit A ("Note") with a conversion at any time during the Term by Purchaser or the Company into ordinary shares, no par value of the Company ("Ordinary Shares" and such shares of Ordinary Shares issuable upon conversion of the Note, the "Shares") at a fixed price of US$1.42 per share ("Conversion Price"), and a 24 month maturity ("Term").

NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	PURCHASE AND SALE OF NOTES. Simultaneously with the execution and delivery of this Agreement, the Purchaser shall deliver the Purchase Price to the Company against delivery of the Note to the Purchaser by the Company.

2.	CLOSING DATE. The closing of the purchase and sale of the Note shall take place at the offices of the Company, or by electronic means, on the date of this Agreement.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser, as of the date hereof:

(a)	Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of South Australia and has all corporate power and authority required to (i) carry on its business as currently conducted and as proposed to be conducted by the Company in its 2022 annual report on Form 20-F (filed with the US Securities and Exchange Commission as of April 28, 2023 and available at www.sec.gov) and (ii) enter into this Agreement, the Note and consummate the transactions contemplated hereby and thereby. Each of the Company and its subsidiaries is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Company. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a series of events which, in the aggregate, has a material adverse effect on or change in, the business, financial condition, results of operations, assets or liabilities of the applicable party and its subsidiaries, taken as a whole.

(b)	Capitalization. All the authorized issued capital stock of the Company has been duly authorized for issuance, and all of such shares which are issued and outstanding have been validly issued and are fully paid, non-assessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the Purchaser thereof.

(c)	Due Authorization. All corporate action on the part of the Company necessary for the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Agreement, the Note has been taken, and this Agreement, the Note constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except (i) as may be limited by (A) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (B) the effects of rules of law governing the availability of equitable remedies and (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

(d)	Valid Issuance of Stock. The Shares have been duly and validly reserved for issuance and, upon issuance, sale and delivery in accordance with the terms of the Note, as the case may be, will be duly and validly issued, fully paid, non-assessable and free of preemptive rights binding on the Company.

(e)	Non-Contravention. The execution, delivery and performance by the Company of this Agreement, the Note, and the consummation by the Company of the transactions contemplated hereby and thereby, do not: (i) contravene or conflict with the Company's charter documents, which consist of a constitution (the "Constitution"); (ii) constitute a violation of any provision of any local or foreign law or rule, regulation or requirement binding upon or applicable to the Company or any of its subsidiaries; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company or any of its subsidiaries is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company or any such subsidiary under, any contract to which the Company or such subsidiary is a party or any permit, license or similar right relating to the Company or such subsidiary or by which the Company or such subsidiary may be bound or affected, except any such default, consent, right of termination, cancellation or acceleration, loss or lien, claim or encumbrance which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(f)	Litigation. Except as disclosed in the Company's 2022 annual report on Form 20-F, there is no action, suit, proceeding, claim, arbitration or investigation (each, an "Action") pending or, to the Company's best knowledge, threatened: (i) against the Company or any of its subsidiaries, or any officer, director or employee of the Company or any of its subsidiaries in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or such subsidiary; or (ii) against the Company or any of its subsidiaries, or any officer, director or employee of the Company or any of its subsidiaries that seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

(g)	Brokers and Finders. The Company has not incurred any brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to the Company, as of the date hereof, that:

(a)	Purchase for Own Account. The Shares will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the U.S. Securities Act of 1933 ("Securities Act"), and the Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

(b)	Investment Experience. The Purchaser understands that the acquisition of the Shares involves substantial risk. The Purchaser has experience as a Purchaser in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment and protecting its own interests in connection with this investment.

(c)	Accredited Purchaser Status. The Purchaser is, and on each date of conversion of the Note, it will be an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act.

(d)	Restricted Securities. The Purchaser understands that the Note and the Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act and, as a result, such securities may not be resold, pledged or transferred without registration under the Securities Act or in a transaction exempt from the registration requirements under the Securities Act and any applicable U.S. state securities laws. The Purchaser is familiar with Rule 144 under the Securities Act and understands the resale limitations imposed thereby and by the Securities Act.

5.	ANTI-DILUTION PROVISIONS.

(a)	Reorganization, Reclassification or Recapitalization of the Company. In case of (i) a capital reorganization, reclassification or recapitalization of Ordinary Shares (other than in the cases referred to in Section 5(c) hereof), (ii) the Company's consolidation or merger with or into another corporation in which the Company is not the surviving entity, or a merger in which the Company is the surviving entity but Ordinary Shares outstanding immediately prior to the merger are converted, by virtue of the merger, into other property, whether in the form of securities, cash or otherwise, or (iii) the sale or transfer of all or substantially all of the Company's assets, then, as part of such reorganization, reclassification, recapitalization, merger, consolidation, sale or transfer, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of the Note (in lieu of or in addition to the number of Ordinary Shares theretofore deliverable, as appropriate) and without payment of any additional consideration, the number of shares of stock or other securities of property to which the holder of the number of Ordinary Shares which would otherwise have been deliverable upon the conversion of the Note or any portion thereof at the time of such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer would have been entitled to receive in such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer. This Section 5(a) shall apply to successive reorganizations, reclassifications, recapitalizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the conversion of the Note or any portion thereof. If the per share consideration payable to the Purchaser for Shares in connection with any transaction described in this Section 5(a) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors.

(b)	Splits and Combinations. If the Company at any time or from time to time after the date of the Agreement subdivides any of its outstanding Ordinary Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the outstanding Ordinary Shares are combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

(c)	Reclassifications. If the Company reclassifies or otherwise changes any of the Shares into the same or a different number of securities of any other class or classes, the Shares shall thereafter be convertible into such number and kind of securities as would have been issuable as the result of such change with respect to the Shares immediately prior to such reclassification or other change and the Conversion Price therefore shall be appropriately adjusted.

(d)	Liquidation; Dissolution. If the Company shall dissolve, liquidate or wind up its affairs, the Purchaser shall have the right, but not the obligation, to convert the Note effective as of the date of such dissolution, liquidation or winding up.

(e)	Adjustment Certificates. Upon any adjustment of the Conversion Price or the number of Shares issuable upon conversion, a certificate, signed by (i) the Company's Chief Financial Officer or (ii) any independent firm of certified public accountants of recognized national standing the Company selects at its own expense, setting forth in reasonable detail the events requiring the adjustment and the method by which such adjustment was calculated, shall be mailed to the Purchaser at the address set forth in Section 6 hereof and shall specify the adjusted Conversion Price and the number of Shares issuable after giving effect to the adjustment.

(f)	No Impairment. The Company shall not, by amendment of its Constitution or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in the carrying out of all provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Purchaser against impairment.

(g)	Future Securities Sales. For a period of 12 months after the Effective Date, if the Company sells Ordinary Shares at a price per share below the Conversion Price, the Conversion Price will adjust accordingly downward to the higher of the new lower sales price and US$1.00, subject to any regulatory or mandatory shareholder approval.

(h)	Application. Except as otherwise provided herein, all subsections of this Section 5 are intended to operate independently of one another. If an event occurs that requires the application of more than one subsection, all applicable subsections shall be given independent effect.

6.	MISCELLANEOUS.

(a)	Legends. Unless registered with the SEC, any certificates for the Shares will bear a legend in substantially the following form:

"The shares represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be transferred or otherwise disposed of unless they have been registered under such Act or pursuant to an exemption from registration under such Act."

Furthermore, the Company shall place on each Share certificate any legend required by applicable state securities laws. In addition, the Purchaser agrees that the Company may place stop transfer orders with its transfer agent with respect to such certificates. The legend set forth above shall be removed by the Company from any certificate evidencing the Shares upon delivery to the Company of an opinion by counsel, reasonably satisfactory to the Company, that a registration statement under the Securities Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company issued the Shares.

(b)	Governing Law. This Agreement shall be governed by and construed under the laws of the South Australia, without reference to principles of conflict of laws or choice of laws.

(c)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)	Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchaser.

(e)	Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(f)	Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Integrated Media Technology Limited

/s/ Dr. Megat Radzman Bin Megat Khairuddin

Dr. Megat Radzman Bin Megat Khairuddin
Chief Executive Officer

/s/ Mohd Hazrol Bin Mohd Rosmey

Mohd Hazrol Bin Mohd Rosmey
Chief Financial Officer

Nextglass Solutions, Inc.

/s/ John Park

John Park
Chief Executive Officer

Address: 173 N. Gibbson Rd. Henderson, NV, 89014, USA

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

Convertible Promissory Note

Issuer: Integrated Media Technology Limited ("Company")

Principal Amount: US$15,000,000

Maturity Date:           , 2025

THIS CONVETIBLE PROMISSORY NOTE AND ANY SECURITIES ISSUABLE UPON THE CONVERSION OF THIS CONVETIBLE PROMISSORY NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.

This Note is being delivered pursuant to that certain Convertible Note Purchase Agreement, dated as of           , 2023, between Nextglass Solutions, Inc., a Delaware corporation (the "Purchaser"), and the Company (the "Agreement"). All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

FOR VALUE RECEIVED, the Company hereby promises to pay to Purchaser US$15,000,000, or such lesser amount as may then be outstanding, on           , 2025 ("Maturity Date"). This Note bears no interest. If any amount of this Note is not paid when due at maturity, the Company hereby promises to pay, on demand, interest on such overdue amount from and including the due date to, but excluding, the date such amount is paid in full at 12% per annum (and until the date such overdue amount is paid in full, "Interest" on such overdue amount shall mean interest at such rate).

1.	Conversion.

Subject to the terms herein, either Party has the right at any time prior to the Maturity Date to convert the Note, in part or in full, or such lesser amount as may then be outstanding into restricted Ordinary Shares of the Company. If the Purchaser converts the Note, the Purchaser shall surrender this Note to the Company, together with an executed Notice of Conversion substantially in the form attached hereto as Exhibit B. If the Company converts the Note, the Company shall send a Notice of Conversion substantially in the form attached hereto as Exhibit B that the Note will be converted, and, if the entire amount of the Note is converted, then the Note shall be deemed cancelled and effectively null and void immediately after the Shares underlying the Note has been issued to the Purchaser.

Upon any Notice of Conversion above, the Company shall deliver to the Purchaser within a reasonable time, without payment by the Purchaser of any cash or other consideration, that number of Ordinary Shares computed using the following formula:

X = Y/B

Where:	X	=	the number of Ordinary Shares to be issued to the Purchaser
	Y	=	Initial principal amount of the Note or such lesser amount as may then be outstanding at the time of conversion, together with any accrued but unpaid Interest thereon - or such part of the Note being converted.
	B	=	US$1.42.

Conversion Limitation. The Parties shall not convert this Note and neither Party shall have the right to convert any portion of this Note to the extent that after giving effect to such issuance after conversion as set forth on the applicable Notice of Conversion, the Purchaser (together with Purchaser's Affiliates and any person action as a group together with the Purchaser or any of the Purchaser's Affiliates) would beneficially own in excess of 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon conversion of this Note held by the Purchaser and the provision of this limitation shall continue to apply.

2.	Payment.
(a)	Payment of the Note on the Maturity Date shall be made by certified or bank cashier's check payable to the Purchaser, or by bank wire transfer, in immediately available funds, to the account so specified, in lawful money of the United States of America. If the Maturity Date occurs on a date that is not a Business Day, then the amount then due on the Note due shall be paid on the next succeeding Business Day. "Business Day" shall mean any day other than Saturday, Sunday or any day upon which banks are authorized or required to be closed in the United States.

(b)	Prepayment. This Note cannot be prepaid.

(c)	Interest. This Note bears no interest.

3.	Default and Remedies.

(a)	If any of the following events or conditions (each an "Event of Default") shall occur and be continuing:

(i)	The Company shall fail to pay all amounts due on the Note within 30 days subsequent to the Maturity Date;

(ii)	an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction (A) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of the properties or assets of the Company or (B) the winding-up, liquidation or dissolution of the Company; and such proceeding or petition shall continue undismissed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered; or

(iii)	the Company (A) consents to, or fails to contest in a timely and appropriate manner, the commencement against of any proceeding or the filing of any petition described in clause (ii) above, (B) applies for or consents to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of the properties or assets of the Company, (C) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (D) makes a general assignment for the benefit of creditors, (E) becomes unable, admits in writing its inability or fails generally to pay its debts as they become due or (F) takes any action for the purpose of effecting any of the foregoing or (G) have its ordinary shares delisted from Nasdaq Capital Markets;

then, (x) in the case of an Event of Default specified in clause (a)(i) above, the Purchaser may, at any time during the continuance of such Event of Default, by written notice to the Company, declare the entire outstanding Note, together with all accrued and unpaid Interest, to be due and payable and (y) in the case of an Event of Default specified in clauses (a)(ii) or (iii) above, the entire outstanding Note, together with all accrued and unpaid Interest, shall automatically forthwith become due and payable without presentment, protest or notice of any kind, all of which are hereby expressly waived by the Company.

(b)	Subject to the other terms of this Note, if an Event of Default occurs and is continuing, the Purchaser may pursue any available remedy to collect the payment of the Note or Interest or to enforce the performance of any provision of this Note. If an Event of Default occurs and is continuing, the Purchaser may proceed to protect and enforce its rights by any action at law, suit in equity or other appropriate proceeding. In the case of a default in the payment of the Note or Interest, the Company will pay to the Purchaser such further amount as shall be sufficient to cover the costs and expenses of collection, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

(c)	Default Interest. If an Event of Default occurs, the Interest will accrue at a rate of 12% per annum subsequent to the date of the Event of Default.

4.	Piggy-Back Registration Rights. If the Company shall file a registration statement with the U.S. Securities and Exchange Commission, except for any registration statement on Form S-8, the Company shall, to the extent reasonably possible and with the consent of the Purchaser, include the Shares underlying the Note ("Registrable Shares"). The Company shall use its reasonable efforts to cause all Registrable Shares attributable to the Purchaser to be included in the Company Registration and any related offering, all to the extent requisite to permit the sale by the Purchaser of such Registrable Shares in accordance with the method of sale applicable to the other Ordinary Shares included in the Company Registration.

5.	Notices

All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent to:

If to the Company to:

Integrated Media Technology Limited
Suite 1401, Level 14
219 Elizabeth Street
Sydney, NSW 2000 Australia
Attention: Chief Executive Officer
Email: corporate@imtechltd.com

If to the Purchaser to:

Nextglass Solutions, Inc.
173 N. Gibbson Rd.
Henderson, NV, 89014, USA
Attention: John Park
Email:

6.	Miscellaneous.

This Note shall be construed and enforced in accordance with the laws of the South Australia, without regard to its conflicts of laws rules. The Company waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default and enforcement of this Note.

The Company hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of South Australia in any action or proceeding arising out of or relating to this Note, or for recognition or enforcement of any judgment, and the Company hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such South Australia court (or, to the extent permitted by law, in such federal court). The Company agrees that a final, unappealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Note shall affect any right that the Purchaser may otherwise have to bring any action or proceeding relating to this Note against the Company or its properties in the courts of any jurisdiction.

If any provision of this Note shall be held invalid or unenforceable by any court of competent jurisdiction, that holding shall not invalidate or render unenforceable any other provision hereof.

This Note may not be changed, amended or modified except by agreement in writing signed by the Company and the Purchaser.

IN WITNESS WHEREOF, the Company has caused this Note to be signed on its behalf, in its corporate name, by its duly authorized officer as an instrument under seal, as of                 .

Integrated Media Technology Limited

By:

______________________________

Dr. Megat Radzman Bin Megat Khairuddin

Chief Executive Officer

______________________________

Mohd Hazrol Bin Mohd Rosmey

Chief Financial Officer

EXHIBIT B

NOTICE OF CONVERSION OF NOTE

To: Integrated Media Technology Limited (the "Company")

1.	The undersigned hereby elects to receive __________ Ordinary Shares of Integrated Media Technology Limited, pursuant to the terms of the attached Note.

2.	Conversion. The undersigned elects to convert the attached Note by means of the conversion provision of Section 1 of the Note and tenders herewith payment in full for all applicable transfer taxes, if any.

3.	Please issue a certificate or certificates representing, or request the Company's transfer agent to register on the Company's share registrar, said Ordinary Shares in the name of the undersigned or in such other name as is specified below:

_________________________________

(Name)

_________________________________

_________________________________

(Address)

4.	The undersigned represents that the aforesaid Ordinary Shares are being acquired for the account of the undersigned for Note and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Note.

_________________________________

Name of Purchaser

_________________________________

Signature of Authorized Signatory

_________________________________

Print Name and Title

_________________________________

Date

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